Exhibit 99.1

Vitru Announces New Members of its Board of Directors

Florianópolis, Brazil, November 17, 2022 – Vitru Limited (“Vitru”) announces that Mr. Daniel Arthur Borghi and Mr. Felipe Samuel Argalji have been appointed as directors of Vitru.

These appointments were made in connection with the previously announced investment agreement (as amended, restated, supplemented or otherwise modified in accordance with the terms thereof, the “Investment Agreement”) entered into on September 27, 2022 by and among Vitru, Crescera Growth Capital Master V Fundo de Investimento em Participações Multiestratégia and Crescera Growth Capital V Coinvestimento III Fundo de Investimento em Participações Multiestratégia (collectively, “Crescera”), whereby Crescera acquired 3,636,363 common shares of Vitru, which closed on November 10, 2022. The directors have been appointed by notice by Crescera pursuant to Vitru’s amended and articles of association, adopted by special resolution at the extraordinary general meeting of shareholders of Vitru held on November 16, 2022. Other than as described in this press release, the composition of Vitru’s board of directors remains the same.

Mr. Borghi is Co-CEO of Crescera Investimentos, and a managing director and a member of its Executive Committee. A partner for over 10 years, he is responsible for its Education Private Equity practice. He was a member of the board of directors of Afya Limited. He is also currently a member of the board of Vertex Technologies Ltd. (Nelogica). Prior to joining Crescera Investimentos, he was a consultant at McKinsey &Co., an executive at Docas Participações S.A. and a partner at Finance Ltda. He holds an electrical engineering degree from Pontifícia Universidade Católica do Rio de Janeiro and an MBA from the Kellogg School of Management, Northwestern University.

Mr. Argalji is a senior partner and member of the Executive Committee of Crescera Investimentos, responsible for investments in the Education Private Equity sector, since 2009. He was a member of the Finance Committee of Abril Educação, a member of the board of directors at Anima Educação and Afya Limited. He is also currently a member of the board of AOVS Sistemas de Informática S/A (Alura). He holds an economics degree from IBMEC.

About Vitru

Vitru is the leading pure distance learning education group in the postsecondary distance learning market in Brazil. Through its invested companies, Vitru provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students.

Vitru’s mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Vitru does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events, or other factors.

Contact

Carlos Henrique Boquimpani de Freitas, Chief Financial and Investor Relations Officer

e-mail: ir@vitru.com.br

website: https://investors.vitru.com.br/